UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

 SEC FILE NUMBER:      0-2610
CUSIP NUMBER:    989701107

(Check One):     ☐ Form 10-K     ☐ Form 20-F     ☑Form 11-K     ☐ Form 10-Q     ☐ Form 10-D     ☐ Form N-SAR     ☐ Form N-CSR

For Period Ended: December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Amegy Bank 401(k) Savings Plan
Full Name of Registrant

Southwest Bank of Texas 401(k) Savings Plan
Former Name if Applicable

One South Main, Suite 1134
Address of Principal Executive Office (Street and Number)

Salt Lake City, Utah 84111
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets If Needed)

In December 2005, Zions Bancorporation (“Zions”) completed its merger with Amegy Bancorporation, Inc. (“Amegy”). Zions is the surviving entity. Amegy is the plan sponsor of the Registrant. Prior to the merger, the Registrant held shares of Amegy stock. Amegy’s stock was registered under the Securities Act of 1933. In conjunction with the merger, the registration of Amegy’s stock under the Securities Exchange Act of 1934 was terminated by filing with the SEC a Form 15 on December 6, 2005. Also in conjunction with the merger, the registration of the Registrant was terminated by filing with the SEC a Form 15-12G on December 6, 2005.

On December 9, 2006, Zions filed an S-8 with regards to the Registrant, among others, to register the shares of Zions stock that will be issued pursuant to the Registrant plan.

Due to the merger, the administrators of the Registrant did not realize, that an 11-K for the Registrant must be filed for the year ended December 31, 2005, until June 21, 2006, only 8 days before the 11-K is due. The Registrant has just finished preparing the financials and has just delivered them to the Plan’s independent auditors, Ham, Langston & Brezina, L.L.P. It is not possible, without incurring unreasonable effort or expense, for the independent auditors to complete their audit of the financials and provide their report and consent to Registrant’s financial statements by the 11-K due date which is tomorrow.

As required by Rule 12b-25(d), the statement of Ham, Langston & Brezina, L.L.P. is attached hereto.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

      Laurie S. Hart    (801)    801-530-7456
    (Name)   (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑Yes☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☑No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Amegy Bank 401(k) Savings Plan
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

AMEGY CORPORATION

Date: June 28, 2006	By:	/s/ Doyle L. Arnold

Title: President of Amegy Corporation

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).